Filed Pursuant to Rule 433

Registration No. 333-139756

R.R. DONNELLEY & SONS COMPANY

11.25% NOTES DUE 2019

FINAL TERM SHEET

Dated: January 14, 2009

Issuer:	R.R. Donnelley & Sons Company

Size:	$400,000,000

Maturity:	February 1, 2019

Coupon (Interest Rate):	11.25%

Yield to Maturity:	11.25%

Spread to Benchmark Treasury:	T + 903.9bps

Benchmark Treasury:	UST 3.750% due 11/15/2018

Benchmark Treasury Price:	113-17

Benchmark Treasury Yield:	2.211%

Interest Payment Dates:	February 1 and August 1 beginning on August 1, 2009

Redemption Provision:	Callable at the greater of par or the make-whole (Adjusted Treasury Rate plus 50 basis points)

Price to Public:	99.992%

Expected Settlement Date:	January 20, 2009

Joint Book-Running Managers:	Banc of America Securities LLC

Citigroup Global Markets Inc.

J.P. Morgan Securities Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free 1-800-294-1322 or by e-mailing a request to dg.prospectus_distribution@bofasecurities.com or by calling Citigroup Global Markets Inc. at the following toll -free number: 1-877-858-5407 or by calling J.P. Morgan Securities Inc. at the following collect number: 1-212-834-4533.